Exhibit 99.2

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Declares Quarterly Dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

LONDON, March 4, 2024 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that the Company’s Board of Directors has declared a cash dividend of $0.546875 per depositary share, each representing a 1/100th interest in a share of its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) (NYSE:GSLPrB). The dividend represents payment for the period from January 1, 2024 to March 31, 2024 and will be paid on April 2, 2024 to all Series B Preferred Shareholders of record as of March 22, 2024.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

As of December 31, 2023, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As of December 31, 2023, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.72 billion. Contracted revenue was $2.12 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.